AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 26, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

ISSUER TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

THE KOREA FUND, INC.

(Name of Subject Company)

THE KOREA FUND, INC.

(Name of Filing Person (Issuer))

COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

500634209

(CUSIP Number of Class of Securities)

Thomas J. Fuccillo, Esq.

Allianz Global Investors U.S. LLC

1633 Broadway

New York, New York 10019

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

David C. Sullivan, Esq.

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

CALCULATION OF FILING FEE

TRANSACTION VALUATION $26,544,588.56 (a) AMOUNT OF FILING FEE: $3,076.52 (b)

(a)	The transaction value was calculated by multiplying 653,807 Common Shares of The Korea Fund, Inc. by $40.60 (98% of the Net Asset Value per share) as of the close of ordinary trading on the New York Stock Exchange on April 20, 2017.
(b)	Calculated at $115.90 per $1,000,000 of the Transaction Valuation.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

EXPLANATORY NOTE

Copies of the Offer to Purchase, dated April 26, 2017, and the Letter of Transmittal, among other documents, have been filed by The Korea Fund, Inc. (the “Fund”) as Exhibits to this Schedule TO, Tender Offer Statement (the “Schedule”), pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Unless otherwise indicated, all material incorporated herein by reference in response to items or sub-items of this Schedule is incorporated by reference from the corresponding caption in the Offer to Purchase, including the information provided under those captions.

ITEM 1. SUMMARY TERM SHEET.

Reference is hereby made to the Summary Term Sheet included in the Offer to Purchase, which is attached as Exhibit (a)(1)(i) and is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The name of the issuer is The Korea Fund, Inc. (previously defined as the “Fund”), a non-diversified, closed-end management investment company organized as a Maryland corporation. The principal executive offices of the Fund are located at 1633 Broadway, New York, New York 10019. The Fund’s telephone number is 1-800-254-5197.

(b) The title of the subject class of equity securities described in the offer is Common Shares of beneficial interest, par value $0.01 per share (the “Shares”). As of April 20, 2017, there were 6,538,076 Shares of the Fund issued and outstanding.

(c) The principal market in which the Shares are traded is the New York Stock Exchange (“NYSE”). The Fund began trading on the NYSE on August 22, 1984. For information on the high, low and closing (as of the close of ordinary trading on the NYSE on the last day of each of the Fund’s fiscal quarters) market prices of the Shares in such principal market for each fiscal quarter since April 1, 2016, see Section 8, “Price Range of Shares” of the Offer to Purchase, which is incorporated herein by reference.

(d) The Fund distributes realized capital gains and income, if applicable, at least annually.

Declaration Date	Record Date	Ex-Date	Payable Date	Per Share Amount	Source	Amount
12/16/2016	12/27/2016	12/22/2016	1/6/2017	$0.05097	Long-Term Capital Gain	$347,023
12/16/2016	12/27/2016	12/22/2016	1/6/2017	$0.27655	Income	$1,882,855
12/1/2015	12/23/2015	12/23/2015	1/15/2016	$4.35000	Long-Term Capital Gain	$31,317,886

(e) Not applicable.

(f) On November 2, 2015, the Fund’s Board of Directors announced a revised share repurchase program for the Fund. Under the revised share repurchase program, the Fund may repurchase up to 10% of its outstanding shares in each twelve month period ended June 30 at differing discount threshold levels that are not publicly announced. The Fund is prohibited, however, from repurchasing its shares pursuant to the share repurchase program during periods when the Fund also has an outstanding tender offer.

As of the end of the following fiscal quarters for the period commencing July 1, 2016, the Fund has cumulatively repurchased and retired its Shares as shown in the following table.

Fiscal Quarter Ended	TOTAL NUMBER OF SHARES (OR UNITS) PURCHASED	RANGE OF PRICES PAID	AVERAGE PRICE PAID
September 30, 2016	7,427	$35.5819 - $35.9636	$35.78
December 31, 2016	193,561	$31.6596 - $35.6837	$33.00
March 31, 2017	192,914	$32.0870 - $34.6172	$34.81
TOTAL	393,902

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The Fund is a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), and organized as a Maryland corporation. The principal executive offices of the Fund are located at 1633 Broadway, New York, New York 10019. The Fund’s telephone number is 1-800-254-5197. The filing person is the subject company. The members of the Board of Directors of the Fund are: Christopher B. Brader, Joseph T. Grause, Jr., Marran H. Ogilvie, Julian Reid and Richard A. Silver. Each member of the Board of Directors is not an “interested person” of the Fund, as that term is defined in the 1940 Act (the “Independent Directors” or the “Directors”).

The executive officers of the Fund are Joseph Quirk, President, Lawrence G. Altadonna, Treasurer and Chief Financial and Accounting Officer, Thomas J. Fuccillo, Secretary and Chief Legal Officer, Thomas L. Harter, Chief Compliance Officer, Richard J. Cochran, Assistant Treasurer and Orhan Dzemaili, Assistant Treasurer.

Correspondence to the Directors and executive officers of the Fund should be mailed to c/o The Korea Fund, Inc., 1633 Broadway, New York, New York 1001, Attn: Secretary.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The Fund’s Board of Directors has determined to commence an offer to purchase up to 10%, or 653,807 Shares, of the Fund’s issued and outstanding common shares (the “Common Shares” or “Shares”). The offer is for cash at a price equal to 98% of the Fund’s net asset value per share (“NAV”) as of the close of ordinary trading on the NYSE on May 23, 2017, or if the Offer period is extended, as of the close of ordinary trading on the NYSE on the newly designated expiration date, upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase and the related Letter of Transmittal (which together constitute the “Offer”).

A copy of the Offer to Purchase and the Letter of Transmittal is attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively, each of which is incorporated herein by reference. For more information on the type and amount of consideration offered to stockholders, the scheduled expiration date, extending the Offer and the Fund’s intentions in the event of oversubscription, see Section 1, “Price; Number of Shares” and Section 15, “Extension of Tender Period; Termination; Amendments” of the Offer to Purchase. For information on the dates relating to the withdrawal of tendered Shares, the procedures for tendering Shares and withdrawing Shares tendered, and the manner in which Shares will be accepted for payment, see Section 2, “Procedures for Tendering Shares,” Section 3, “Withdrawal Rights,” and Section 4, “Payment for Shares” in the Offer to Purchase. For information on the federal income tax consequences of the Offer, see Section 2, “Procedures for Tendering Shares,” Section 10, “Certain Effects of the Offer,” and Section 14, “Certain Federal Income Tax Consequences,” in the Offer to Purchase.

(b) The Fund has been advised that neither its Directors, officers nor investment adviser intend to tender any Shares pursuant to the Offer. Therefore, the Fund does not intend to purchase Shares from any officer, Director or investment adviser of the Fund pursuant to the Offer.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Reference is hereby made to Section 7, “Plans or Proposals of the Fund,” Section 9, “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” and Section 16, “Fees and Expenses” of the Offer to Purchase, which is incorporated herein by reference. Except as set forth therein, the Fund does not know of any agreement, arrangement or understanding, whether or not legally enforceable, between the Fund (including any of the Fund’s executive officers or Directors, any person controlling the Fund or any officer or director of any corporation or other person ultimately in control of the Fund) and any other person with respect to any securities of the Fund. The foregoing includes, but is not limited to: the transfer or the voting of securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)-(c) Reference is hereby made to Section 1, “Price; Number of Shares,” Section 6, “Purpose of the Offer,” Section 7, “Plans or Proposals of the Fund,” Section 10, “Certain Effects of the Offer,” and Section 11, “Source and Amount of Funds” of the Offer to Purchase, which is incorporated herein by reference. Except as noted herein and therein, the events listed in Item 1006(c) of Regulation M-A are not applicable to the Fund (including any of the Fund’s executive officers or Directors, any person controlling the Fund or any officer or director of any corporation or other person ultimately in control of the Fund).

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)-(b) Reference is hereby made to Section 11, “Source and Amount of Funds” of the Offer to Purchase, which is incorporated herein by reference.

(d) Not applicable.

The information requested by Item 1007(a), (b) and (d) of Regulation M-A is not applicable to the Fund’s executive officers and Directors, any person controlling the Fund or any executive officer or director of a corporation or other person ultimately in control of the Fund.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)-(b) Reference is hereby made to Section 9, “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase, which is incorporated herein by reference. As of April 21, 2107, City of London Investment Group PLC, located at 77 Gracechurch Street, London, England, beneficially owned 2,409,086 common shares of the Fund, an amount equal to 34.48 percent of the Fund’s outstanding common shares.1

On November 2, 2015, the Fund’s Board of Directors announced a revised share repurchase program for the Fund. Under the revised share repurchase program, the Fund may repurchase up to 10% of its outstanding shares in each twelve month period ended June 30 at differing discount threshold levels that are not publicly announced. The Fund is prohibited, however, from repurchasing its shares pursuant to the share repurchase program during periods when the Fund also has an outstanding tender offer. Except for the transactions listed below that were a part of the Fund’s revised share repurchase program, there have not been any transactions in the Shares of the Fund that were effected during the past 60 days by the Fund.

Date	Amount of shares repurchased	Price per share
2/27/17	2,969	34.7016
2/28/17	2,969	34.6392
3/1/17	2,969	34.6329
3/2/17	2,969	34.5841
3/3/17	2,969	34.1905
3/6/17	2,661	34.1379
3/7/17	2,661	34.2086
3/8/17	2,661	34.2775
3/9/17	2,661	33.9502
3/10/17	2,661	34.2269
3/13/17	3,080	34.8201
3/14/17	3,080	34.9419
3/15/17	3,080	35.0274
3/16/17	3,080	35.2252
3/17/17	3,080	35.2459

[1]	Based off a Form 4 filed by City of London Investment Group PLC with the SEC on April 21, 2017.

3/20/17	4,733	35.8933
3/21/17	4,733	35.9465
3/22/17	4,733	35.7919
3/23/17	4,733	35.9289
3/24/17	4,733	36.0468
3/27/17	5,354	36.0977
3/28/17	5,354	36.3523
3/29/17	5,354	36.7695
3/30/17	5,354	36.7985
3/31/17	5,354	36.8592
4/3/17	6,401	37.0162
4/4/17	6,401	37.0007
4/5/17	5,094	37.0087
4/7/17	6,401	36.8796
4/10/17	6,492	36.5458
4/11/17	6,492	36.2166
4/12/17	6,492	36.4153
4/13/17	6,492	36.7197
4/17/17	5,653	37.2130

In addition, based upon the Fund’s records and upon information provided to the Fund by its Directors, executive officers and affiliates (as such term is used in Rule 12b-2 under the Exchange Act), to the best of the Fund’s knowledge, there have not been any transactions involving the Shares of the Fund that were effected during the past 60 days by any executive officer or Director of the Fund, any person controlling the Fund, any executive officer or director of any corporation or other person ultimately in control of the Fund or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary, except that City of London Investment Group PLC, located at 77 Gracechurch Street, London, England, effected the following transactions2:

Trade Date	Transaction Type	Number of shares	Trade Price
March 8, 2017	Sell	4,786	$34.23
April 19, 2017	Sell	43,671	$37.15

[2]	Based off Schedule 13D filed by City of London Investment Group PLC with the SEC on March 27, 2017 and a Form 4 filed by City of London Investment Group PLC with the SEC on April 21, 2017.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) No persons have been employed, retained or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS.

Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a)(1) Reference is hereby made to Section 9, “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase, which is incorporated herein by reference.

(a)(2)-(5) Not applicable.

(b)	Reference is hereby made to the Offer to Purchase, which is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(i)	Letter to Shareholders from the Chairman of the Board of Directors of the Fund and Offer to Purchase.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv)	Letter to Clients and Client Instruction Form.

(a)(1)(v)	Notice of Guaranteed Delivery.

(a)(1)(vi)	Notice of Withdrawal.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release dated April 18, 2017.[1]

(a)(5)(ii)	Press Release dated April 26, 2017.

(b)	Not applicable.

(d)(1)	Depositary Agreement between the Fund and American Stock Transfer & Trust Company, LLC

(d)(2)	Information Agent Engagement Letter between the Fund and AST Fund Solutions, LLC

(d)(3)	Investment Management Agreement with Allianz Global Investors U.S., LLC dated April 1, 2013.

(d)(4)	Transfer Agency and Service Agreement with American Stock Transfer & Trust Company, LLC dated August 4, 2015.

(d)(5)	Custodian Agreement with State Street Bank and Trust Company dated January 31, 2013.

(g)	Not applicable.

(h)	Not applicable.

[1]	Previously filed on Schedule TO via EDGAR on April 19, 2017 and incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE KOREA FUND, INC.

/s/ Thomas J. Fuccillo
Thomas J. Fuccillo Secretary and Chief Legal Officer

April 26, 2017

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
(a)(1)(i)	Letter to Shareholders from the Chairman of the Board of Directors of the Fund and Offer to Purchase.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)	Letter to Clients and Client Instruction Form.
(a)(1)(v)	Notice of Guaranteed Delivery.
(a)(1)(vi)	Notice of Withdrawal.
(a)(5)(ii)	Press Release dated April 26, 2017.
(d)(1)	Depositary Agreement between the Fund and American Stock Transfer & Trust Company LLC.
(d)(2)	Information Agent Engagement Letter between the Fund and AST Fund Solutions, LLC.
(d)(3)	Investment Management Agreement with Allianz Global Investors U.S., LLC dated April 1, 2013.
(d)(4)	Transfer Agency and Service Agreement with American Stock Transfer & Trust Company, LLC dated August 4, 2015.
(d)(5)	Custodian Agreement with State Street Bank and Trust Company dated January 31, 2013.